Exhibit 99.2

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (formerly Ayr Strategies Inc.) (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the years ended December 31, 2021 and 2020. This discussion should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2021 and 2020 (the “financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the financial information contained herein is derived from the financial statements. Further information about the Company and its operations can be obtained on ir.ayrwellness.com, sec.gov, and www.sedar.com. The information contained on such websites are not a part of, nor are they incorporated by reference into, this Annual Report (or the equivalent thereof).

The effective date of this MD&A is March 17, 2022.

Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and their financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

●	the extent of the impact of the novel strain of coronavirus (“COVID-19”), including government and/or regulatory responses to the outbreak;

●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;

●	assumptions and expectations described in the Company’s critical accounting policies and estimates;

●	the adoption and impact of certain accounting pronouncements;

●	the number of users of cannabis or the size of the regulated cannabis market in the United States;

●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

●	the Company’s future financial and operating performance and anticipated profitability;

●	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;

●	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;

●	the benefits and applications of the Company’s products and services and expected sales thereof;

●	development of affiliated brands, product diversification and future corporate development;

●	anticipated investment in and results of research and development;

●	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

●	future expenditures, strategic investments and capital activities;

●	the competitive landscape in which the Company operates and the Company’s market expertise;

●	the Company’s ability to secure further equity or debt financing, if required;

●	consistent or increasing pricing of various cannabis products;

●	the level of demand for cannabis products, including the Company’s and third-party products sold by the Company;

●	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuation in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;

●	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

●	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

●	the Company’s ability to hit anticipated development targets of cultivation and production projects;

●	the ability to successfully integrate and maintain employees from recent acquisitions;

●	the ability to develop the Company’s brand and meet growth objectives;

●	the risk related to limited market data and difficulty to forecast results;

●	the concentrated voting control of the Company;

●	market volatility and the risks associated with selling of substantial amount of Subordinate Shares;

●	product liability claims related to the products the Company cultivates, produces, and sells; and

●	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective segments, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include adjusted earnings before interest, tax, depreciation, and amortization (“Adjusted EBITDA”) and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, and start-up costs.

Reconciliations are provided elsewhere in this MD&A.

Overview of the Company

Ayr Wellness Inc. is a national cannabis consumer packed goods company and retailer. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering the highest quality cannabis products and customer experience throughout its footprint. As of December 31, 2021, the Company has operations in seven U.S. markets and employs roughly 2,100 people. The Company, through its subsidiaries and affiliates, holds, operates, manages licenses and permits in the States of Arizona, Florida, Massachusetts, Nevada, New Jersey, Ohio, and Pennsylvania.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s portfolio of consumer-packaged goods brands includes Kynd, Origyn Extracts, Levia, STiX Preroll Co., Secret Orchard, Entourage, among others. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company owns and operates a chain of cannabis retail stores under brand names including AYR, Liberty Health Sciences, and The Dispensary. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the AYR retail brand name over time. The income of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of March 17, 2022, Ayr operates 67 retail stores, located across Ayr’s portfolio.

COVID-19 Strategy

During the pandemic, the Company was able to maintain operations and expand delivery options and curbside pick-up to provide additional fulfillment models that are safe and efficient for employees and customers. Management has not observed any indicators of impairment to assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The Company evaluated risk of supply chain disruption as well as staffing disruption. While Ayr has not experienced any failure to secure critical supplies or services, future disruptions in the supply chain are possible and may significantly increase cost or delay production time. To mitigate this risk, bulk orders are being placed in advance with key vendors. To remediate the risk of staffing disruption, the Company implemented new safety procedures in accordance with the guidance of the CDC at all locations to better protect the health and safety of both employees and customers. The Company is re-assessing its response to the COVID-19 pandemic on an ongoing basis. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact of these developments on all aspects of the business.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

Forward-Looking Financial Projections or Targets

Based on the results to date, management is updating the assumptions underlying its previously issued 2022 guidance, most notably around timing of new markets and growth projects becoming operational.

The Company’s expectation is that the earnings power of the transformed Ayr business is approximately $250M of Adjusted EBITDA, $800M of Revenue and $100M of US GAAP Operating Income on an annualized basis, based on the run rate expected to be delivered in Q4 2022.

The Company expects its financial results in the first half of 2022 to be relatively in-line with industry trends, expecting to be flat in the first half of 2022. The Company expects a step-function in growth beginning in Q3, subject to timing as outlined in the assumptions below, with the run rate reaching the amounts described above in Q4 2022

In developing the 2022 guidance set forth above, Ayr made the following assumptions and relied on the following factors and considerations (as well as those referred to under “Forward-Looking Information”):

●	The targets are subject to the timing of receiving required regulatory approvals and cultivation and manufacturing capacity coming on-line, retail store openings, and the closing of M&A transactions as follows:

●	Pennsylvania:

▪	Previously discussed 36,000 square foot cultivation expansion has been put on hold pending Adult Use developments.
▪	One additional retail location has opened in Q1 2022.

▪	An additional dispensary in Indiana, PA is expected to open in Q2 2022, bringing the total store count to nine.

●	Arizona:

▪	Construction of additional 86,000 square foot cultivation and manufacturing facility was completed in Q4 2021 with revenues expected to commence in Q2 2022.

●	New Jersey:

▪	75,000 square feet cultivation and manufacturing capacity completed in Q1 2022, with revenues expected to commence in Q4 2022.

▪	Adult-use sales at our three dispensaries is expected to commence by the end of Q2 2022.

●	Massachusetts:

▪	Two adult-use retail locations in Greater Boston are expected to open in Q2 2022.

▪	Revenues from 93,000 sq ft of additional cultivation and manufacturing capacity expected to commence in Q4 2022.

▪	Levia acquisition closed in Q1 2022.

●	Florida:

▪	Increasing retail locations from 45 as of Q1 2022 to an expected 55-65 by year-end 2022.

▪	Five acres of shade house cultivation are expected to come on-line with revenues in Q2 2022, followed by an additional five acres expected by year-end 2022.

▪	Steady, gradual improvement in cultivation yields in Florida and retail throughput are expected in 2022.

●	Ohio:

▪	Revenues from 58,000 square feet of cultivation capacity is expected to commence in Q1 2023.

●	Illinois:

▪	Acquisition of Herbal Remedies (two dispensaries) expected to close in Q2 2022.

▪	Acquisition of Dispensary 33 (two dispensaries) expected to close in Q2 2022.

▪	The targets assume pricing in the wholesale and retail market remains relatively stable at current levels.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

Ayr has also assumed that business and economic conditions will continue substantially in the ordinary course, including, without limitation, with respect to general economic and industry conditions, competition, regulations (including those in respect of the cannabis industry), weather, taxes, that there will be no pandemics or substantially worsened pandemics or other material outbreaks of disease or safety issues or material recalls required, and that there will be no unplanned material changes in facilities, equipment, or customer and employee relations.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

Review of the Financial Results for the Years Ended December 31, 2021 and 2020

Adjusted EBITDA Reconciliation for the Years Ended December 31, 2021 and 2020

	Year Ended
	December 31, 2021	December 31, 2020
	$	$
(Loss) income from operations (GAAP)	(56,007,227)	1,225,957

Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in business combination	43,863,688	-

Interest (within cost of goods sold "COGS")	1,407,507	475,447
Depreciation and amortization (from statement of cash flows)	58,834,109	16,528,530
Acquisition costs	9,001,683	2,945,194
Stock-based compensation, non-cash	27,155,214	31,156,759
Start-up costs[1]	10,030,921	-
Other[2]	3,688,329	1,089,912
	110,117,763	52,195,842

Adjusted EBITDA (non-GAAP)	97,974,224	53,421,799

Notes:

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-operating adjustments associated with non-core costs.

Adjusted Gross Profit Reconciliation for the Years Ended December 31, 2021 and 2020

	Year Ended
	December 31, 2021	December 31, 2020
	$	$
Gross Profit (GAAP)	138,098,277	88,759,440

Incremental costs to acquire cannabis inventory in business combination	43,863,688	-
Interest (within COGS)	1,407,507	475,447
Depreciation and amortization (within COGS)	18,175,191	2,506,007
Start-up costs (within COGS)	5,708,910	-

Adjusted Gross Profit (non-GAAP)	207,253,573	91,740,894

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

Consolidated Statements of Operations for the Years Ended December 31, 2021 and 2020

	Year Ended
($ in millions)	December 31, 2021	December 31, 2020
Revenues, net of discounts	357.6	155.1
Cost of goods sold excluding fair value items	(175.7)	(66.4)
Incremental costs to acquire cannabis inventory in a business combination	(43.9)	-
Gross profit	138.1	88.8
Total operating expenses	(194.1)	(87.5)
(Loss) Income from operations	(56.0)	1.2
Total other income (expense)	68.3	(3.7)
Income (Loss) before income tax	12.3	(2.5)
Provision for income taxes	(29.3)	(22.1)
Net loss	(17.0)	(24.6)

Revenue, net of discounts

Revenue, net of discounts for the years ended December 31, 2021 and 2020, was $357.6 million and $155.1 million, respectively, increasing $202.5 million or 131%. Between December 31, 2021 and December 31, 2020, Ayr expanded from two to seven operating states, which includes growing their dispensary count from seven to 65 stores.

Gross Profit

Gross profit for the years ended December 31, 2021 and 2020, was $138.1 million and $88.8 million, respectively, an increase of $49.4 million or 56%. Gross profit percentage for the years ended December 31, 2021 and 2020, was 38.6% and 57.2%, respectively.

The increase in gross profit was directly attributable to the revenue increase as described above. The decrease in gross profit percentage for the years ended was primarily driven by the incremental costs to acquire cannabis inventory in a business combination. These incremental costs represent the realized fair value impact from the sales of inventory acquired in a business combination.

Adjusted Gross Profit (non-GAAP) for the years ended December 31, 2021 and 2020, was $207.3 million and $91.7 million, respectively, increasing $115.5 million or 125.9%. Adjusted gross profit percentage (non-GAAP) for the years ended December 31, 2021 and 2020, was 58.0% and 59.1%, respectively.

The increase in Adjusted Gross Profit was directly attributable to the revenue increase as described above. The slight decrease in Adjusted Gross Profit percentage was due to shift in sales and product mix as well as fluctuations in pricing.

Total Operating Expenses

Total operating expenses for the years ended December 31, 2021 and 2020 were $194.1 million and $87.5 million, respectively, increasing $106.6 million or 122%. The increase in operating expense was due to an increase in general and administrative expenses and amortization expense of $67.1 million and $26.6 million, respectively.

The increase in general and administrative expenses during 2021 was primarily driven by the expansion to new markets and the investment in talent and infrastructure. The increase to amortization expense during 2021 was driven by the acquisition of cannabis licenses, which are classified as intangible assets and amortized over their useful lives.

Total operating expenses as a percent of revenue during the years ended December 31, 2021 and 2020, were 54% and 56%, respectively. The change during 2021 was due to an increase in operating leverage driven by the 131% increase in revenue, year over year.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

Total Other Income (Expense)

Total other income (expense) for the years ended December 31, 2021 and 2020 was $68.3 million and ($3.7) million, respectively. The increase for the year was primarily driven by the $84.3 million change in the fair value amounts of contingent consideration, which is based on a Monte-Carlo simulation guided by various financial metrics. The other income was offset by the increase in interest expense of $13.3 million primarily related to the senior secured notes.

Income Tax

Income tax expense is recognized based on the expected tax payable on the taxable income for the year and the deferred tax, using tax rates enacted at year-end. The deferred tax is mainly driven by changes in the amortization of intangibles.

As the Company operates in the cannabis industry, it is subject to the limitations of the United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. Therefore, Ayr can have income tax even when it records a net loss.

Total income tax expense for the years ended December 31, 2021 and 2020 was $29.3 million and $22.1 million, respectively. The current tax expense was $45.8 million and $21.8 million, respectively, for the years ended December 31, 2021 and 2020. The increase in current tax expense was driven by an increase in gross profit over the respective years. The deferred tax (benefit) expense was ($16.6) million and $0.3 million, respectively, for the years ended December 31, 2021 and 2020.

Net Loss

Net loss for the years ended December 31, 2021 and 2020 was $17.0 million and $24.6 million, respectively. The decrease was primarily driven by the factors described above.

Selected Unaudited Quarterly Information

A summary of selected unaudited information for each of the previous eight quarters is as follows:

Three Months Ended	Net Revenues	Net Income (Loss)	Earnings (Loss) per Share[1]
December 31, 2021[2]	$111,769,021	$23,786,200	$0.35
September 30, 2021	96,189,359	(3,379,128)	(0.06)
June 30, 2021	91,251,608	(20,737,890)	(0.36)
March 31, 2021	58,398,323	(16,621,636)	(0.38)
December 31, 2020	47,764,775	(951,842)	(0.03)
September 30, 2020	45,486,365	620,373	0.02
June 30, 2020	28,310,633	(9,961,905)	(0.37)
March 31, 2020	33,552,681	(14,312,075)	(0.53)

1 Per share amounts are rounded to the nearest cent, therefore, aggregating quarterly amounts may not reconcile to year-to-date per share amounts. Amounts are calculated using basic weighted average number of shares outstanding.

2 For the three months ended December 31, 2021, revenues increased by 16% from the prior quarter driven by the expanded footprint while the increase in net income was primarily due to the change in fair value amount of contingent consideration.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

Liquidity and Capital Resources as of December 31, 2021

Selected Liquidity and Capital Resource Information

($ in millions)	December 31, 2021	December 31, 2020
Cash	154.3	127.2
Total current assets	266.1	159.0
Total assets	1,859.9	564.9
Total current liabilities	152.3	57.6
Total long-term liabilities	687.5	222.1
Total liabilities	839.9	279.7
Total shareholders' equity	1,020.1	285.3

As of December 31, 2021, the Company had cash of $154.3 million, other current assets of $111.7 million, current liabilities of $152.3 million, and working capital of $113.7 million compared to December 31, 2020 which had cash of $127.2 million, other current assets of $31.8 million, current liabilities of $57.6 million, and working capital of $101.5 million to meet its current obligations. The overall increase in net working capital is due to the increase in inventory due to the continued investment in inventory along with the cash received from the senior secured notes and equity offering.

The Company is generating cash from sales and deploying its capital resources to develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital resources are expected to be used for capital expenditures and improvements to existing facilities, marketing, and product development, as well as acquisitions.

Summary of Future Commitments

Year	Operating Leases	Finance Leases	Debt	Contingent Consideration	Construction Commitments	Total
2022	$20,572,720	$5,301,840	$8,111,723	$39,868,080	$60,216,734	$134,071,097
2023	20,969,868	5,248,585	16,446,496	145,653,870	-	188,318,819
2024	20,501,183	3,755,537	330,995,485	-	-	355,252,205
2025	19,900,712	316,545	22,504,884	-	-	42,722,141
2026	19,250,040	40,221	-	-	-	19,290,261
Thereafter:	189,752,775	-	-	-	-	189,752,775
Total Commitments	$290,947,298	$14,662,728	$378,058,588	$185,521,950	$60,216,734	$929,407,298

Selected Cash Flow Information

	Year Ended
($ in millions)	December 31, 2021	December 31, 2020
Net cash (used in) provided by operating activities	(27.8)	35.3
Net cash used in investing activities	(219.6)	(62.3)
Net cash provided by financing activities	274.5	145.8
Net increase in cash	27.1	118.8
Cash, beginning of period	127.2	8.4
Cash, end of period	154.3	127.2

Operating Activities

Net cash (used in) provided by operating activities during the years ended December 31, 2021 and 2020 was ($27.8) million and $35.3 million, respectively, a decrease of $63.1 million. The decrease in net cash provided by operating activities was driven by tax payments that occurred throughout the year ended December 31, 2021 as well as an investment of cash in inventory.

Investing Activities

Net cash used in investing activities during the years ended December 31, 2021 and 2020 was ($219.6) million and ($62.3) million, respectively, a decrease of $157.4 million. The cash used during the current year was due primarily to the cash paid for acquisitions and bridge financing, and investment in property, plant, and equipment.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

Financing Activities

Net cash provided by financing activities during the years ended December 31, 2021 and 2020 was $274.5 million and $145.8 million, respectively, an increase of $128.7 million. The increase in net cash provided by financing activities was primarily due to the proceeds from an equity offering and debt raise.

Capital Management

The Company’s objectives when managing capital are to ensure sufficient liquidity to support its financial obligations and to execute its operating and strategic plans, managing healthy liquidity reserves and access to capital.

The Company manages its capital structure and makes adjustments based on the funds available to the Company in order to support business development. The directors do not establish quantitative return on capital criteria for management, but rather rely on the expertise of the Company’s management to sustain future development of the business. In order to carry out the planned business development and pay for administrative costs, the Company will spend its existing working capital and seek to raise additional amounts, as needed. There were no changes in the Company’s approach to capital management during the years ended December 31, 2021, and 2020. The Company is not subject to externally imposed capital requirements apart from the need to maintain its listing in accordance with stock exchange requirements.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company plans to use existing funds, as well as funds from the future sale of products, to fund operations and expansion activities. However, the Company may attempt to issue new shares or issue new debt for acquisitions. There can be no assurance that the Company will be able to continue raising capital in this manner.

The Company strengthened its cash position with a senior secured debt offering of $110 million that closed on December 10, 2020, an equity offering with gross proceeds of approximately $157.6 million Canadian dollars that closed on January 14, 2021 and a senior secured debt offering of $133.3 million that closed on November 12, 2021.

Share Capital

As of December 31, 2021, and 2020, the Company had share capital of $1,289.8 million and $530.8 million, respectively, consisting of additional paid-in capital.

Outstanding Shares

	December 31, 2021	December 31, 2020
Issued and Outstanding

Multiple Voting Shares	3,696,486	3,696,486
Subordinate Voting Shares	15,150,286	4,264,417
Restricted Voting Shares	11,453,800	567,931
Limited Voting Shares	29,733,089	24,041,293
Exchangeable Shares	7,368,285	2,127,543
Treasury Stock	(568,300)	(63,800)
Total number of shares	66,833,646	34,633,870

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

As of December 31, 2021, the Company had 2,874,058 Subordinate Shares issuable upon the exercise of Warrants, 8,100,136 restricted Exchangeable Share units, of which 1,300,000 are market and performance based, and 197,831 Subordinate Shares issuable upon the exercise of options. As of December 31, 2020, the Company had 10,486,312 Subordinate Shares issuable upon the exercise of Warrants, 4,235,150 restricted Exchangeable Share units, and 138,394 Subordinate Shares issuable upon the exercise of rights reserved for issuance.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the definitive agreements and term sheets referenced in Note 15 in the financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

See Note 10 in the financial statements for the Company’s disclosures on related party transactions.

Significant Accounting Judgments and Estimates

See Note 3.19 in the financial statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.20 in the financial statements for the Company’s action on recent accounting pronouncements.

Proposed Transactions

See Note 15 in the financial statements for definitive agreements and term sheets the Company entered into.

Risk Factors

Please refer to the Company’s final base shelf prospectus dated February 24, 2021, the Company’s management information circular dated October 1, 2021, and the Company’s Annual Information Form for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 16 in the financial statements for the Company’s financial instruments, financial risks factors, and other instruments.

The Company is exposed to credit risk, liquidity risk and interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members that advises on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured and managed in accordance with Company policies and risk appetite.